SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Rua São José n.° 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL ("CSN"), in light of (i) the decision rendered by the interim President of the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or "CADE") in January 8, 2008, pursuant to which such Council demanded immediate compliance with a previous appellate decision of CADE of August 10, 2005 concerning the right of first refusal provisions related to the Casa de Pedra mine set forth in the agreement entered into by CSN and Companhia Vale do Rio Doce ("CVRD"), as well as (ii) the judgment rendered by the President of the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) to the same extent within the complaint No. 1793-DF (Processo Suspensão de Segurança No. 1793-DF) and (iii) the judgment rendered by the President of the Brazilian Federal Supreme Court (Supremo Tribunal Federal) within the complaint No. 5780-DF (Processo de Reclamação No. 5780-DF), hereby announces the following:

CSN filed with the CADE a statement of compliance with the administrative order to refrain from performing the contractual provisions concerning the rights of first refusal of CVRD related to the Casa de Pedra mine to Brazilian and international markets.

Considering that the statement above is necessary in order for the parties not to be subject to daily fines and other penalties to be imposed by CADE, CSN hereby informs immediate compliance with the aforementioned decision.

Rio de Janeiro, January 17, 2008.

     Companhia Siderúrgica Nacional
José Marcos Treiger
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.